Exhibit 12.1

Enable Midstream Partners, LP
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(In millions)
Earnings:
Income (loss) before income taxes (before earnings from equity method affiliates) (1)	$408	$286	$(800)	$515	$411
Add:
Fixed charges	132	114	114	92	84
Amortization of capitalized interest	2	2	2	1	1
Distributed earnings of equity method affiliates	28	28	29	20	15
Noncontrolling interest in pre-tax loss of subsidiaries	—	—	19	—	—
Less:
Capitalized interest	(1)	(4)	(11)	(8)	(5)
Noncontrolling interest in pre-tax income of subsidiaries	(1)	(1)	—	(3)	(3)
Total earnings	$568	$425	$(647)	$617	$503
Fixed charges:
Interest expense, net of capitalized interest	$120	$99	$90	$70	$67
Capitalized interest	1	4	11	8	7
Amortization of premium (discount) on long-term debt	5	5	5	9	8
Amortization of debt expense	(3)	(3)	(3)	(3)	(2)
Implicit interest in rents	9	9	11	8	4
Total fixed charges	$132	$114	$114	$92	$84

Series A Preferred Unit distributions	36	22	—	—	—

Total combined fixed charges and preferred unit distributions	$168	$136	$114	$92	$84

Ratio of earnings to fixed charges (2)	4.30	3.72	—	6.73	5.99
Ratio of earnings to combined fixed charges and preferred unit distributions (3)	3.38	3.12	—	—	—
________________________

(1)	Includes non-cash impairment on goodwill and long-lived assets of $1,134 million for the year ended December 31, 2015.

(2)	Earnings were inadequate to cover fixed charges by $761 million for the year ended December 31, 2015.

(3)
No preferred units were outstanding for the years ended December 31, 2015, 2014, or 2013. No historical ratios of earnings to combined fixed charges and preferred unit distributions are presented for these years.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pre-tax income or loss from continuing operations before earnings from equity method affiliates, plus fixed charges, plus amortization of capitalized interest, plus distributed earnings from equity method affiliates, plus noncontrolling interest in pre-tax loss of subsidiaries, less capitalized interest, less noncontrolling interest in pre-tax income of subsidiaries. Fixed charges consist of interest expensed, capitalized interest, amortization of deferred loan costs and an estimate of the interest within rental expense.